--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 33)

                               ----------------

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                               ----------------

                                   74838E102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                               ----------------

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

  On January 4, 1999, the Board approved an amendment to the Merger Agreement to provide that each stockholder of the Company will receive Cadence common stock with a value of $15.00 per share at the time of the closing of the Merger. A copy of Amendment No. 2 to the Agreement and Plan of Merger is filed as Exhibit 67 hereto and is incorporated herein by reference. On January 5, 1999, Cadence and the Company issued a press release announcing the amendment of the Merger Agreement. A copy of the press release is filed as Exhibit 68 hereto and is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the section entitled "Litigation Concerning the Offer":

  On December 28, 1998, Mentor and MGZ filed a Motion for Leave to File Fourth Amended Complaint with the United States District Court for the District of Delaware. A copy of the Fourth Amended Complaint is attached hereto as Exhibit 69 and is incorporated herein by reference.

  On December 31, 1998, the Supreme Court of the State of Delaware issued an opinion regarding the Company's appeal of the December 3, 1998 (as amended December 7, 1998) decision of the Court of Chancery of the State of Delaware, a copy of which is filed as Exhibit 70 hereto and incorporated herein by reference.

  The response to Item 8 is hereby amended by adding the following to the end of the section entitled "Proxy Solicitation":

  On January 5, 1999 the Company sent a press release and a second addendum to the Company's proxy statement to all stockholders of record as of November 10, 1998. A copy of the press release is filed as Exhibit 68 hereto and incorporated herein by reference. A copy of the second addendum is filed as
Exhibit 71 hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 67 Amendment No. 2 to the Agreement and Plan of Merger.

   Exhibit 68 Press Release of the Company and Cadence dated January 5, 1999.

   Exhibit 69 Fourth Amended Complaint filed with the United States District
              Court for the District of Delaware.

   Exhibit 70 Opinion of the Supreme Court of the State of Delaware dated
              December 31, 1998.

   Exhibit 71 Second Addendum to Proxy Statement dated January 5, 1999.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: January 5, 1999                      QUICKTURN DESIGN SYSTEMS, INC.

                                              /s/ Keith R. Lobo
                                          By: _________________________________
                                              Keith R. Lobo
                                              President and Chief Executive
                                               Officer

                                       3